UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2) *

GDS Holdings Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00005 per share

(Title of Class of Securities)

36165L108**

(CUSIP Number)

December 31, 2023

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed :

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
** There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 36165L108 has been assigned to the American Depositary Shares of the Issuer, each American Depositary Share representing eight (8) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol “GDS”.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 36165L108	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
GIC Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
51,937,496 (1)

	6	SHARED VOTING POWER
149,849,080 (2)

	7	SOLE DISPOSITIVE POWER
51,937,496 (1)

	8	SHARED DISPOSITIVE POWER
149,849,080 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
201,786,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.47% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) These 51,937,496 Class A ordinary shares, par value US$0.00005 per share (the “Ordinary Shares”) of GDS (the “Issuer”) are represented by (i) 5,467,924 American Depositary Shares (“ADSs”), each ADS representing eight (8) Ordinary Shares; and (ii) 8,194,104 Ordinary Shares.
(2) These 149,849,080 Ordinary Shares of the Issuer are represented by (i) 51,200,000 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer’s 0.25% Convertible Senior Notes due 2029 (“2029 Senior Notes”); (ii) 97,959,184 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer’s 4.5% Convertible Senior Notes due 2030 (“2030 Senior Notes”) and (ii) 689,896 Ordinary Shares.
(3) Based on 1,618,001,839 Ordinary Shares, which includes (i) 1,468,842,655 shares outstanding as of March 15, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 4, 2023; (ii) 51,200,000 Ordinary Shares of post conversion 2029 Senior Notes; and (iii) 97,959,184 Ordinary Shares of post conversion 2030 Senior Notes.

SCHEDULE 13G
CUSIP No. 36165L108	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
GIC Special Investments Private Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
125,159,184 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
125,159,184 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,159,184 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.85% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) These 125,159,184 Ordinary Shares of the Issuer are represented by (i) 27,200,000 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer’s 0.25% Convertible Senior Notes due 2029 (“2029 Senior Notes”); and (ii) 97,959,184 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer’s 4.5% Convertible Senior Notes due 2030 (“2030 Senior Notes”).
(2) Based on 1,594,001,839 Ordinary Shares, which includes (i) 1,468,842,655 shares outstanding as of March 15, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 4, 2023; (ii) 27,200,000 Ordinary Shares of post conversion 2029 Senior Notes; and (iii) 97,959,184 Ordinary Shares of post conversion 2030 Senior Notes.

SCHEDULE 13G
CUSIP No. 36165L108	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS
Ceningan Investment Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
125,159,184 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
125,159,184 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,159,184 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.85% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) These 125,159,184 Ordinary Shares of the Issuer are represented by (i) 27,200,000 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer’s 0.25% Convertible Senior Notes due 2029 (“2029 Senior Notes”); and (ii) 97,959,184 Ordinary Shares that the Reporting Person has the right to acquire upon conversion of the Issuer’s 4.5% Convertible Senior Notes due 2030 (“2030 Senior Notes”).
(2) Based on 1,594,001,839 Ordinary Shares, which includes (i) 1,468,842,655 shares outstanding as of March 15, 2023, according to the Form 20-F filed by the Issuer with the Securities and Exchange Commission on April 4, 2023; (ii) 27,200,000 Ordinary Shares of post conversion 2029 Senior Notes; and (iii) 97,959,184 Ordinary Shares of post conversion 2030 Senior Notes.

SCHEDULE 13G
CUSIP No. 36165L108	Page 5 of 8 Pages
Item 1(a)	Name of Issuer

GDS Holdings Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices

F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137
People’s Republic of China

Item 2(a)	Name of Persons Filing

GIC Private Limited
GIC Special Investments Private Limited
Ceningan Investment Pte. Ltd.

Item 2(b)	Address of Principal Business Office or, if none, Residence

168 Robinson Road
#37-01 Capital Tower
Singapore 068912

Item 2(c)	Citizenship

GIC Private Limited – Republic of Singapore
GIC Special Investments Private Limited – Republic of Singapore
Ceningan Investment Pte. Ltd. – Republic of Singapore

Item 2(d)	Title of Class of Securities

Class A ordinary shares, par value $0.00005 per share

Item 2(e)	CUSIP Number

36165L108 (There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 36165L108 has been assigned to the ADSs of the Issuer, each ADS representing eight (8) Ordinary Shares, which are quoted on the Nasdaq Global Market under the symbol “GDS”.)

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership

Ownership information with respect to GIC Private Limited (“GIC PL”) is incorporated by reference from items (5) through (9) and (11) of the cover page, and the associated footnotes.

Ceningan Investment Pte. Ltd. (“Ceningan”) shares the power to vote and the power to dispose of 125,159,184 Ordinary Shares that Ceningan has the right to acquire upon conversion of (i) US$170,000,000 principal amount 2029 Senior Notes; and (ii)  US$300,000,000 principal amount 2030 Senior Notes held directly by it with GIC Special Investments Private Limited (“GIC SI”) and GIC PL. GIC SI is wholly owned by GIC PL and is the private equity investment arm of GIC PL.

SCHEDULE 13G
CUSIP No. 36165L108	Page 6 of 8 Pages
GIC PL is a fund manager and only has two clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”). Under the investment management agreement with GoS, GIC PL has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. As such, GIC PL has the sole power to vote and power to dispose of the 5,467,924 American depositary shares, and 8,194,104 Ordinary Shares, beneficially owned by it. GIC PL shares power to vote and dispose of 689,896 Ordinary Shares beneficially owned by it with MAS.

GIC PL is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of these shares.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP No. 36165L108	Page 7 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the date below.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President
Date:	February 8. 2024

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	February 6, 2024

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Jo-Ann Khor Huey Ming
Name:	Jo-Ann Khor Huey Ming
Title:	Authorized Signatory
Date:	February 6, 2024

CENINGAN INVESTMENT PTE. LTD.

By:	/s/ Nicole Goh Phaik Khim
Name:	Nicole Goh Phaik Khim
Title:	Authorized Signatory
Date:	February 7, 2024

SCHEDULE 13G
CUSIP No. 36165L108	Page 8 of 8 Pages
Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the U.S. Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares of GDS Holdings Limited, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the date below.

GIC PRIVATE LIMITED

By:	/s/ Diane Liang Weishan
Name:	Diane Liang Weishan
Title:	Senior Vice President
Date:	February 8. 2024

By:	/s/ Toh Tze Meng
Name:	Toh Tze Meng
Title:	Senior Vice President
Date:	February 6, 2024

GIC SPECIAL INVESTMENTS PRIVATE LIMITED

By:	/s/ Jo-Ann Khor Huey Ming
Name:	Jo-Ann Khor Huey Ming
Title:	Authorized Signatory
Date:	February 6, 2024

CENINGAN INVESTMENT PTE. LTD.

By:	/s/ Nicole Goh Phaik Khim
Name:	Nicole Goh Phaik Khim
Title:	Authorized Signatory
Date:	February 7, 2024